

CORRECTED
March 17, 2014

<u>Via E-mail</u>
Michael Burkland
Chief Executive Officer
Five9, Inc.
Bishop Ranch 8
4000 Executive Parkway, Suite 400
San Ramon, CA 94583

> **Re:** **Five9, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 3, 2014**
> **File No. 333-194258**

Dear Mr. Burkland:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Selected Consolidated Historical Financial and Operating Data</u>

<u>Pro forma net loss per share, page 43</u>

1. We note your disclosure on page 38 that you will use a portion of the proceeds to repay the outstanding balance under your revolving line of credit. Indicate whether you will also repay the term loan borrowed in February 2014. Once you determine the amount of debt to be repaid please revise to include pro forma earnings per share information giving effect to the number of shares issued in the offering whose proceeds will be used to extinguish a portion of your outstanding debt. Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma disclosures. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

Contractual Obligations

Commitments, page 68

2.   Revise to include in a footnote to the table that describes the loan and security agreement that was entered into in February 2014. The footnote should disclose the amount borrowed under the facility including the repayment terms.

Note 14 – Subsequent Events, page F-32

3.   We note that you entered into a loan and security agreement in February 2014. Tell us what consideration you gave to providing disclosure as described in ASC 855-10-50-3. In this regard, tell us how you considered presenting the new debt in your pro forma balance sheet columns presented on your historical balance sheet.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 if you have any other questions or, in his absence, the undersigned at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Timothy R. Curry, Jones Day